UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
JUN 2 5 2003


03025489

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
PERFORMANCE SHARING PLAN
FOR BARGAINING EMPLOYEES


PROCESSED
JUN 25 2003
THOMSON
FINANCIAL

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Performance Sharing Plan for Bargaining Employees (055)

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Phone: (703) 747-1000
www.ey.com

Report of Independent Auditors

Plan Administrator
Lockheed Martin Corporation Performance Sharing
Plan for Bargaining Employees

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees as of December 31, 2002 and 2001, and the statements of net assets of the Lockheed Martin Corporation Defined Contribution Plans Master Trust as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits and the statement of changes in net assets and trust balances for the year ended December 31, 2002, for the Plan and the Master Trust, respectively. These financial statements are the responsibility of the Plan's and the Master Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, and the net assets of the Master Trust at December 31, 2002 and 2001, and the changes in its net assets and trust balances for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 19, 2003


Ernst & Young LLP

Lockheed Martin Corporation
Performance Sharing Plan for Bargaining Employees (055)

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
	(In thousands)	
Assets		
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	**$ 332,370**	$ 328,472
Participant loans	**12,594**	–
Contributions receivable:		
Employees	**554**	1,007
Lockheed Martin Corporation	**150**	299
Total assets	**345,668**	329,778
Liabilities		
Administrative expenses payable	**19**	–
Net assets available for benefits	**$ 345,649**	$ 329,778

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Performance Sharing Plan for Bargaining Employees (055)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002
(In thousands)

Net assets available for benefits at beginning of year	$ 329,778
Additions to net assets:	
Contributions:	
Employees	28,865
Lockheed Martin Corporation, net of forfeitures	8,248
Total contributions	37,113
Net investment loss from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	(5,652)
Total additions	31,461
Deductions from net assets:	
Distributions and withdrawals	17,066
Dividends paid	430
Total deductions	17,496
Net transfers from other plans	1,906
Net assets available for benefits at end of year	$ 345,649

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Performance Sharing Plan for Bargaining Employees (055)

Notes to Financial Statements

December 31, 2002

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees (the Plan) are prepared based on the accrual method of accounting. Benefits are recorded when paid. The assets of the Plan are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin Corporation (Lockheed Martin or the Corporation) and State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding in each fund in which the Plan invests at each month-end during the year, except for participant loans, which are based on actual loan balances of each plan's participants. Direct administrative expenses are paid by the Master Trust and allocated to each of the participating plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation. For the year ending December 31, 2002, participant loans are considered to be an asset held outside the Master Trust.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

2. Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering permanent full-time employees and certain permanent part-time employees under collective bargaining agreements of eligible business units of Lockheed Martin. Certain nonunion employees as designated by the Board of Directors also participate in the Plan.

Lockheed Martin Corporation
Performance Sharing Plan for Bargaining Employees (055)

Notes to Financial Statements

2. Description of the Plan (continued)

Contributions

Employees are eligible to enroll in the Plan after six months of service. Collective bargaining agreements determine whether employees will make before-tax basic contributions based on a flat dollar amount or a percentage of pay, whether participants are eligible for employer contributions and the amount of such contributions, and whether participants are 100% vested in employer contributions or have to meet certain requirements before they become fully vested. In general, employee contributions eligible for an employer matching contribution range from 4% to 8% of base pay or 50% of a flat dollar amount contributed by the employee.

Participants' contributions may be invested in one or more of the available investment funds. Participants may also select the funds in which the matching contributions are to be invested. Investment elections may generally be changed at any time subject to Plan provisions permitting restrictions or limiting of trades or election changes when necessary.

Participants may also elect to make additional supplemental contributions that are not considered for purposes of the employer match. These supplemental contributions may be either before-tax or after-tax. The combination of a participant's before-tax basic contribution percentage and supplemental before-tax percentage may not exceed 15% of that participant's base pay. In addition, the combination of all before-tax contributions and supplemental after-tax contributions may not exceed 17% of base pay.

Effective August 1, 2002, the Corporation amended the Plan with respect to any participant who makes an account change election that results in a sale of units in the Putnam International Growth Fund or the Lockheed Martin Stock Fund. Following a sale of units in any of these funds, there is a 30-day waiting period before additional units may be purchased in these funds. During this 30-day waiting period the sale of units in these funds will be limited to those executed through a transfer of a specific dollar amount.

Effective October 1, 2002, the Plan was amended to allow for catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

2. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and the investment earnings, net of expenses of the individual funds in which the account is invested.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the terms of collective bargaining agreements. In the event of Plan termination, participants will become 100% vested in their accounts.

3. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan is qualified under Internal Revenue Code (the Code) Section 401(a) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

4. Master Trust

The Plan's interest in the Master Trust's net assets as of December 31, 2002 and 2001 was 2.62% and 2.54%, respectively. The audited financial statements of the Master Trust attached to these financial statements contain additional information concerning the Plan's interest in the Master Trust.

Supplemental Schedule

Lockheed Martin Corporation
Performance Sharing Plan for Bargaining Employees (055)

Employer Identification Number 52-1893632, Plan Number 055

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
		(In thousands)	
Participant loans*	Interest rates ranging from 5.75% to 6.00%; varying maturities		$ 12,594
Total investments			$ 12,594

* Party-in-interest

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statements of Net Assets

	December 31	
	2002	**2001**
	(In thousands)	
Assets		
Investments at quoted fair value:		
Cash equivalents	**$ 1,247,472**	$ 545,822
Corporate debt securities	**376,158**	304,889
Common stock—Lockheed Martin Corporation	**4,123,331**	3,566,788
Mutual funds	**2,093,727**	2,631,389
Common/collective trust	**1,196,116**	1,470,402
Commingled investment fund	**2,566,898**	2,652,995
Self-managed accounts	**151,018**	92,394
Total investments at quoted fair value	**11,754,720**	11,264,679
Investments at estimated fair value:		
Common/collective trust—Lockheed Martin Short-Term Investment Fund	**875,812**	1,376,360
Participant loans	**–**	257,292
Total investments at estimated fair value	**875,812**	1,633,652
Investments at contract value:		
Guaranteed investment contracts	**28,320**	2,218
Other assets:		
Dividends and interest receivable	**4,122**	10,147
Due from broker	**–**	16,354
Dividend reinvestment receivable	**8,369**	–
Other receivable	**1,290**	–
Total assets	**12,672,633**	12,927,050
Liabilities		
Administrative expenses payable	**–**	644
Net assets	**$ 12,672,633**	$ 12,926,406

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statement of Changes in Net Assets and Trust Balances

Year ended December 31, 2002
(In thousands)

Net assets at beginning of year	$ 12,926,406
Additions to net assets:	
Contributions:	
Employees	662,409
Lockheed Martin Corporation, net of forfeitures	229,654
Total contributions	892,063
Investment income:	
Dividends and interest	122,987
Net realized and unrealized loss	(276,067)
Total additions	738,983
Deductions from net assets:	
Distributions and withdrawals	801,961
Administrative expenses	7,835
Dividends paid	16,695
Other	257,292
Total deductions	1,083,783
Interfund transfer, net	(2,574)
Net transfer from other trusts	93,601
Net assets at end of year	$ 12,672,633

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements

December 31, 2002

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) are prepared based on the accrual method of accounting.

The Master Trust holds the assets of various defined contribution plans of Lockheed Martin Corporation (Lockheed Martin or the Corporation). The trustee of the Master Trust is State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements (continued)

1. Accounting Policies (continued)

Percentage ownership of the Master Trust is as follows:

Name of Plan	Plan Number	Interest in Master Trust as of December 31 2002	2001
Lockheed Martin Corporation Salaried Savings Plan EIN #52-1893632	017	89.38%	89.23%
Lockheed Martin Corporation Hourly Employee Savings Plan Plus EIN #52-1893632	018	5.50	5.86
Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees EIN #52-1893632	055	2.62	2.54
Lockheed Martin Corporation Operations Support Savings Plan EIN #52-1893632	033	1.45	1.24
Lockheed Martin Corporation Basic Benefit Plan for Hourly Employees EIN #52-1893632	021	0.27	0.29
Lockheed Martin Corporation Capital Accumulation Plan EIN #52-1893632	019	0.43	0.46
Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees EIN #52-1893632	040	0.29	0.29
Lockheed Martin Corporation Savings & Investment Plan for Hourly Employees EIN #52-1893632	054	0.01	0.03
Lockheed Martin Corporation Capital Accumulation Plan for Hourly Employees EIN #52-1893632	020	0.04	0.05
Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees EIN #52-1893632	075	0.01	0.01
		100.00%	100.00%

1. Accounting Policies (continued)

Plan assets held by the Master Trust are invested in various funds. Fair values of the underlying securities in the S&P 500 Indexed Equity Fund, the Stable Value Fund, the Pyramid Broad Market Bond Index Fund, the Small/Mid-Cap Indexed Equity Fund, the Aggressive Asset Allocation Fund, the Moderate Asset Allocation Fund, the Conservative Asset Allocation Fund, and the Self-Managed Account Option are determined by closing prices on the last business day of the year for those securities traded on national exchanges, at the average bid quotations for those securities traded in over-the-counter markets or at fair value as determined by the Trustee for securities for which there is not an established market. Fair values of the Investment Company of America Fund, the New Perspective Fund, the Vanguard Windsor Fund, the American Century Growth Fund, and the Putnam International Growth Fund are determined by the closing prices on the last business day of the year. Certain funds also include an investment in the State Street Global Advisors Short-Term Investment Fund, which is stated at cost, which approximates market value. Loans to participants are valued at outstanding balances, which approximate fair market value.

For the year ended December 31, 2002, participant loans are considered to be an asset held outside the Master Trust and, therefore, these balances and related activity are excluded from the Master Trust financial statements. Transfers to/from the loan fund are reported as interfund transfers, net in the statement of changes in net assets and trust balances.

Except for the Savings and Investment Plan for Hourly Employees, a Self-Managed Account Option (SMA Option) is available to all plans whereby a participant may elect to invest up to 50% of the participant's transferable account balance in stocks, mutual funds, or bonds at the participant's direction. No investment contribution may be made directly to the SMA Option. A participant's initial spot transfer to the SMA Option must be in the amount of at least $3,000, and subsequent transfers must be in the amount of at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA Option.

Effective August 1, 2002, the Corporation amended the Capital Accumulation Plan, Retirement Savings Plan for Salaried Employees, Operations Support Savings Plan, Capital Accumulation Plan for Hourly Employees, Salaried Savings Plan, Basic Benefit Plan for Hourly Employees, Hourly Employee Savings Plan Plus, and Performance Sharing Plan for Bargaining Employees with respect to any participant who makes an account change election which results

1. Accounting Policies (continued)

in a sale of units in the Putnam International Growth Fund or the Lockheed Martin Stock Fund. Following a sale of units in any of these funds, there is a 30-day waiting period before additional units may be purchased in these funds. During this 30-day waiting period the sale of units in these funds will be limited to those executed through a transfer of a specific dollar amount. In addition, the Salaried Savings Plan, the Hourly Employee Savings Plan Plus, and the Basic Benefit Plan for Hourly Employees were amended effective August 1, 2002 to restrict account change elections in the same manner for the Employee Stock Option Plan Fund.

Investments in common stock are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported for New York Stock Exchange Composite Transactions.

Guaranteed investment contracts in the Stable Value Fund are fully benefit-responsive, as defined in the American Institute of Certified Public Accountants' Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans.* A fully benefit-responsive investment contract provides a liquidity guarantee, by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan. Guaranteed investment contracts are unallocated insurance contracts stated at contract value (contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and administrative expenses), which approximates fair value. Interest on these contracts is compounded and credited daily. Current interest rates are declared on each successive calendar quarter. Current interest rates stay in effect through the end of the following calendar year for contributions received during that calendar quarter. The crediting interest rates for the contracts as of December 31, 2002 and 2001 ranged from 5.98% to 7.11% and 6.72% to 7.19%, respectively. The average yield for 2002 and 2001 was 6.41% and 6.97%, respectively.

Investment transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

1. Accounting Policies (continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

2. Description of Trust

The following description of the Master Trust provides only general information. Plan participants should refer to the Master Trust agreement for a more complete description of the Master Trust's provisions.

Effective December 6, 2002, the assets of the OAO Corporation Employee Savings Plan of approximately $31.8 million were transferred into the Master Trust in connection with the merger of this plan into the Master Trust.

Effective December 6, 2002, the assets of the Lockheed Martin Global Telecommunications Savings Incentive Plan of approximately $61.8 million were transferred into the Master Trust in connection with the merger of this plan into the Master Trust.

Plan assets held by the Master Trust are invested in various funds. Within certain funds, a Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, is used as a temporary investment to hold contributions from the day the funds are transferred from the Corporation to the Trustee until the day the funds are invested to meet the specific investment objectives of that fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2002 and 2001, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund are credited to participants' accounts. Additionally, the Short-Term Investment Fund may hold contributions designated for a longer duration.

Direct administrative expenses are paid by the Master Trust and allocated to the Plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation.

3. Investments

The net realized and unrealized gain (loss) in fair value of investments is as follows:

	Year ended December 31 2002
	(In thousands)
Investments at quoted fair value:	
Corporate debt securities	$ (384)
Common stock—Lockheed Martin Corporation	800,418
Mutual funds	(561,030)
Common/collective trust	(340,530)
Commingled investment fund	(136,687)
Self Managed Account (primarily related to common stock and mutual funds)	(37,854)
Net realized and unrealized loss	$(276,067)

4. Parties-in-Interest Transactions

The S&P 500 Indexed Equity Fund and the Small/Mid-Cap Indexed Equity Fund are funds sponsored by the Trustee. The Pyramid Broad Market Bond Index Fund, the Aggressive Asset Allocation Fund, the Moderate Asset Allocation Fund, and the Conservative Asset Allocation Fund are managed by Deutsche Asset Management. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees

Date June 25, 2003



Edward S. Taft, Vice President,
Human Resources Services

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Ernst & Young LLP, Independent Auditors
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 23

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-58083 and Form S-8 No. 333-58069) pertaining to the Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees of Lockheed Martin Corporation of our report dated June 19, 2003, with respect to the financial statements and schedule of the Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees and the Lockheed Martin Corporation Defined Contribution Plans Master Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

McLean, Virginia
June 19, 2003

Ernst & Young LLP

EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees (the "Plan") on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Edward S. Taft, Vice President, Human Resources Services, of Lockheed Martin Corporation, administrator of the Plan, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Edward S. Taft
Vice President, Human Resources Services
June 25, 2003